Exhibit 99.2

HUIZE HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: HUIZ)

NOTICE OF ANNUAL GENERAL MEETING

To Be Held on December 10, 2020

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Huize Holding Limited (the “Company”) will be held at 5/F, Building 3-4, Shenzhen Animation Park, Yuehai Road, Nanhai Avenue, Nanshan District, Shenzhen 518052, People’s Republic of China at 10:00 AM (Beijing time). No proposals will be submitted to the shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of records and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with our management team.

The board of directors of the Company has fixed the close of business on November 2, 2020, New York City time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.huize.com, or by contacting Huize Holding Limited, 5/F, Building 3-4, Shenzhen Animation Park, Yuehai Road, Nanhai Avenue, Nanshan District, Shenzhen 518052, People’s Republic at China, telephone: +86 755 3689 9088, email: investor@huize.com.

By Order of the Board of Directors,

/s/ Cunjun Ma

Cunjun Ma

Chairman of the Board of Directors

Shenzhen, China

November 2, 2020